PORTEC RAIL
PRODUCTS, INC.


VIA EDGAR
----------


August 27, 2009

Ms. Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

         Re:      Portec Rail Products, Inc.
                  File No: 000-50543
                  Form 10-K: For the Fiscal Year Ended December 31, 2008
                  ------------------------------------------------------

Dear Ms. Shenk:

     We are in receipt of your letter dated August 3, 2009 providing comments on the referenced filings for Portec Rail Products, Inc. (the "Company"). The Company's responses are set forth below and are keyed to the staff's comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2008
-----------------------------------------------------

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 22
--------------------------------------------------------------------------------

Results of Operations, Page 22
------------------------------

1. In future filings please quantify, discuss and analyze the changes in costs of sales both in the aggregate and for each segment on a stand-alone basis in addition to your current disclosure which is made in the context of gross profit. In your revised disclosure, please address the significant components of costs of sales such as labor, materials, or any other components, to the extent material.

     Management Response:

     We will comply with the previous staff comment in all future filings to quantify, discuss and analyze the changes in costs of sales both in the aggregate and for each segment on a stand-alone basis. We will also address the significant components of costs of sales such as labor, materials, or any other components, to the extent material.

Form 10-Q: For the Quarter Ended March 31, 2009
-----------------------------------------------

Goodwill and Other Intangible Assets page 25
--------------------------------------------

2. We note that the current economic environment has significantly impacted your customer with whom you have a unique customer relationship, as this customer has implemented temporary shutdowns at several operating locations and has recently announced new temporary shutdowns at additional locations. This appears to be an indicator that the carrying amount of your unique customer relationship with this customer and the G-Van patent may be impaired, and, as such, may need to be tested for impairment. Please tell us whether or not you performed an interim impairment test on these intangible assets and, if so, what the results were. If you have not performed interim impairment testing, please tell us your basis for not doing so.

Management Response:

     As stated in previous filings, we assess the impairment of goodwill and other intangible assets at least annually and whenever events or significant changes in circumstances indicate that the carrying value may not be recoverable. We evaluate the goodwill of each of our reporting units and our indefinite-lived intangible assets for impairment as required under FASB ASC 350-30-35 (SFAS No. 142) "Goodwill and Other Intangible Assets." Our amortizable intangible assets are evaluated for impairment in accordance with FASB ASC 360-10-35 (SFAS No. 144) "Accounting for Impairment or Disposal of Long-Lived Assets."

     FASB ASC 360-10-35 (SFAS No. 144) requires amortizable intangible assets to be tested for impairment when events or circumstances indicate the carrying value of the asset may not be recoverable. We are aware that FASB ASC 360-10-35 (SFAS No. 144) presents six factors that indicate that an asset may have become impaired. As discussed in further detail below, we do not feel that any of these indicators have been or are currently present with respect to the unique customer relationship and patent that you have identified.

     |X| A significant decrease in the market price of a long-lived asset (asset group).

          The intangible assets are not held-for-sale and there is not an existing market, with a readily-determinable market price, for such assets. The market prices that our customers are willing to pay for the products that are associated with these intangible assets have not significantly declined.

     |X| A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition.

          There have been no changes in the physical condition of our assets considering that they are intangible. During the fourth quarter 2008, we received a multi-year contract from our customer indicating continued usage of the patented technology, and therefore, we believe, strengthening and enhancing our relationship with our customer. Although the G-Van strap is currently used by one customer, this product is portable with no contractual restrictions and can be sold to other companies. We plan to explore other market participants for potential sales opportunities of this product.

     |X| A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator.

          We recognize the current downturn in the automotive industry; however our belief is that the economy in general and the auto industry in particular is cyclical in nature depending on the time horizon that is examined, and that the current downturn will be short-term, rather than long-term. Upon purchasing these assets in 2006, the useful lives originally assigned to the unique customer relationship and patent were 17 and 11 years respectively, so in our opinion a short term downward cycle does not necessarily indicate impairment of a long term asset. We therefore concluded that the carrying values of these intangible assets have not been impacted by the current business climate.

     |X|  An  accumulation  of  costs  significantly  in  excess  of the  amount
          originally   expected  for  the   acquisition  or  construction  of  a
          long-lived asset (asset group).

          We have not incurred additional costs relating to the identified intangible assets.

     |X| A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group).

          We have not experienced historical operating or cash flow losses associated with this product line, nor do current forecasts indicate such a scenario. We have been working with this customer in various capacities for many years, and believe that that we will continue to work with this customer in the future. We are aware of the locations that this customer has closed or expects to permanently close and the operating location that utilizes our patented technology is not on this list. Additionally, we have several different products that are used by our customer, and are sold either directly or indirectly to support our customer relationship.

     |X| A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

          We have no plans to sell the identified  intangible  assets, nor do we
          anticipate   the  customer  or  market  to  stop  using  the  patented
          technology.

                                      * * *

     The Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust that the foregoing is responsive to the Commission's request for information. If there are any questions regarding the above, or if I can be of any assistance to the Commission, please feel free to contact me at 412-782-6000 extension 4202. Thank you for your consideration and cooperation.


                                                 Very truly yours,


                                                 /s/ John N. Pesarsick
                                                 ------------------------
                                                 John N. Pesarsick
                                                 Chief Financial Officer
                                                 Principal Accounting Officer




cc:      Marc Levy, Esq.
         Alan Schick, Esq.